Act: 34
Section: 13(a)
Rule:
Public Availability: 7-17-03

Response of the Office of Chief Counsel
Division of Corporation Finance

NO ACT
P.E 7-10-03
0-17174

July 17, 2003

Re: Hauser, Inc.
Incoming letter dated July 10, 2003

Based on the facts presented, the Division will not recommend enforcement action to the Commission if Hauser does not file periodic reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, until such time as Hauser is released from proceedings under the Bankruptcy Code pursuant to an effective plan of reorganization.

During the pendency of its bankruptcy proceedings under Chapter 11 of the Bankruptcy Code, the Company will file, under cover of Form 8-K:

- all financial reports that are required to be filed with the Bankruptcy Court within 15 days after such reports are required to be filed with the Bankruptcy Court; and
- disclosure regarding material events relating to the bankruptcy.

When Hauser reorganizes pursuant to Chapter 11, it must file a Form 8-K containing an audited balance sheet upon effectiveness of the plan of reorganization. Hauser must then comply fully with its reporting obligations under the Exchange Act for all periods commencing after release from proceedings under the Bankruptcy Code. In any filings under the Securities Act of 1933, the Division will not accept unaudited financial statements of Hauser for any periods for which audited financial statements are required even though some portion of such periods might cover the period during which the Hauser was subject to bankruptcy proceedings.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.


03028516

Sincerely,

Keir D. Gumbs
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 17 2003

Steven J. Gartner
Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019-6099

Re: Hauser, Inc.

Dear Mr. Gartner:

In regard to your letter of July 10, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

WILLKIE FARR & GALLAGHER

787 Seventh Avenue
New York, NY 10019-6099

212 728 8000
Fax: 212 728 8111

July 10, 2003

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Keir Gumbs

Re: Hauser, Inc.
Commission File Number 0-17174
Request for Modification of Reporting Obligations Under
the Securities Exchange Act of 1934

Dear Mr. Gumbs:

On behalf of our client Hauser, Inc., a Delaware corporation ("Hauser" or the "Company"), we hereby request, based upon the facts and circumstances discussed below, that the Staff agree not to recommend enforcement action by the Securities and Exchange Commission (the "Commission") if Hauser follows the modified reporting procedures set forth herein. Hauser's common stock, par value $0.001 per share (the "Common Stock"), has been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, as such, Hauser is currently required to file periodic reports pursuant to Section 13(a) of the Exchange Act. This letter replaces and supercedes the letter originally delivered to the Commission on May 6, 2003.

Based on Securities Exchange Act Release No. 9660 (June 30, 1972) (the "Release"), the Commission's Staff Legal Bulletin No. 2 (April 15, 1997) (the "Staff Bulletin") and the Commission's related no-action correspondence, during the pendency of its Chapter 11 case (as discussed below), Hauser proposes to file with the Commission, under cover of Current Reports on Form 8-K, copies of the monthly financial reports that are required to be filed with the Office of the United States Trustee (the "United States Trustee") pursuant to Bankruptcy Rule 2015 and the United States Trustee's Financial Reporting Requirements for Chapter 11 Cases (the "Trustee's Reports") as well as other material information concerning developments in its bankruptcy proceedings, in lieu of continuing to file quarterly and annual reports under Section 13(a) of the Exchange Act. Hauser will continue to comply with all other requirements of the Exchange Act, including Regulation 14A regarding the solicitation of proxies. In addition, as the Trustee's Reports are not readily available in an electronic format, Hauser requested, by letter dated May 6, 2003, a continuing hardship exemption from EDGAR filings pursuant to Rule 202 of Regulation S-T. On May 15, 2003, the Commission granted Hauser's request for a continuing hardship exemption.

I. BACKGROUND

Hauser is a supplier of natural product extracts and related products to the dietary supplement market in the United States. Hauser manufactures extracts from botanical raw materials using its proprietary technologies in extraction and purification. Hauser also provides chemical engineering services and contract research and development, as well as basic research and product development on natural products. Hauser's services are principally marketed to the pharmaceutical, dietary supplement and food ingredient industries.

Hauser was re-incorporated in Delaware on December 8, 1999 as the successor company to a Colorado corporation, Hauser, Inc. Hauser's predecessor corporation was incorporated in 1996 as the successor company to Hauser Chemical Research, Inc., a Delaware corporation.

On April 1, 2003 (the "Petition Date"), Hauser filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Central District of California (the "Bankruptcy Court"), Case Number LA 03-18795-BB. On the Petition Date, Hauser's three wholly owned subsidiaries, Botanicals International Extracts, Inc., a Delaware corporation (Case Number LA 03-18788-BB), Hauser Technical Services, Inc., a Delaware corporation (Case Number LA 03-18798-BB) ("HTS"), and ZetaPharm, Inc., a New York corporation (Case Number LA 03-18802-BB) ("ZetaPharm"), also filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. Hauser and each of the foregoing subsidiaries of Hauser are collectively referred to herein as the "Filing Companies." Pursuant to a Bankruptcy Court order dated April 8, 2003, the four cases are being jointly administered under Case Number LA 03-18788-BB. Each of the Filing Companies remains in possession of its respective assets and properties, and continues to operate its respective business, as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

II. APPLICABLE LAW

In the past, the Commission or its Staff has agreed to suspend or modify the Exchange Act reporting requirements of certain issuers subject to bankruptcy proceedings. In the Release and the Staff Bulletin, the Commission states that it may accept reports differing in form and content from the quarterly and annual reports required under the Exchange Act where the issuer has "ceased or severely curtailed [its] operations" and such a modification of the issuer's reporting requirements is "not inconsistent with the protection of investors." Granting the relief requested herein would be consistent with the Release, the Staff Bulletin and the Commission's prior no-action correspondence, where, as here, full compliance with the reporting requirements of the Exchange Act would pose an undue hardship, such compliance was not needed to protect and inform investors and the public, and the modified reporting procedures proposed were not inconsistent with the public interest. See, e.g., Insilico Holding Co. (March 18, 2003); Laclede Steel Company (July 25, 2002); Opticon Medical, Inc. (June 28, 2002); Brazos Sportswear, Inc. (November 22, 1999); Roberds, Inc. (October 4, 2000); LA

Gear, Inc. (February 27, 1998); Martin Lawrence Limited Editions (July 3, 1997); Comptronix Corporation (April 4, 1997); and Cray Computer Corporation (May 16, 1996).

The Release also refers to Section 12(h) of the Exchange Act, which permits the Commission to exempt issuers in whole or in part from the reporting requirements of the Exchange Act "if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors." Many of these bases for granting relief under Section 12(h) are applicable to Hauser: there is only minimal trading activity in Hauser's securities; the capacity and scope of Hauser's businesses have been greatly diminished; the equity value of Hauser's shareholders has decreased significantly and has, in all likelihood, been eliminated; and Hauser's remaining employees necessarily devote a large portion of their time to activities related to Hauser's reorganization.

The Release also mentions Exchange Act Rule 12b-21 as a potential basis for relief from the reporting requirements of the Exchange Act. This rule provides, in part, that "[if] any required information is unknown and not reasonably available to the registrant . . . because the obtaining thereof would involve unreasonable effort or expense, . . . the information may be omitted . . . [and] such information on the subject as [the registrant] possesses or can acquire without unreasonable effort or expense, together with the sources thereof" may instead be provided. In its discussion of Rule 12b-21, the Release states that "in general, an unreasonable effort or expense would result if the benefits which might be derived by the shareholders of the issuer from the filing of the information are outweighed significantly by the cost to the issuer of obtaining the information."

For the reasons set forth below, Hauser believes that the cost and administrative burden to Hauser of obtaining the information necessary to comply with the Exchange Act reporting requirements significantly outweighs the benefits derived by Hauser's shareholders from Hauser's full compliance with the Exchange Act reporting requirements.

III. Discussion

A. Hauser Was Timely in Filing Its Form 8-K Reporting Its Chapter 11 Filing.

On the Petition Date, Hauser publicly announced the bankruptcy filings of the Filing Companies in a press release. On April 8, 2003, Hauser filed a Form 8-K with the Commission reporting the bankruptcy filings. The deadline for filing the Form 8-K with the Commission was April 16, 2003.

B. Hauser's Compliance With Its Exchange Act Reporting Obligations Has Been Timely.

As mentioned above, on April 8, 2003, Hauser filed a Form 8-K with the Commission reporting the bankruptcy filings. The deadline for filing the Form 8-K with the Commission was April 16, 2003. In addition, for the twelve-month period prior to the filing of its petition for reorganization to the present, Hauser has complied with its reporting obligations under the Exchange Act and has timely filed the following reports:

(i) Form 12b-25 Notification of Late Filing (filed on July 1, 2003);

(ii) Current Report on Form 8-K reporting that Hauser had filed its Trustee's Report for the month ended May 31, 2003 with the United States Trustee (filed on June 30, 2003);

(iii) Current Report on Form 8-K reporting that Hauser had filed its Trustee's Report for the month ended April 30, 2003 with the United States Trustee (filed on June 10, 2003);

(iv) Current Report on Form 8-K reporting the approval by the Bankruptcy Court of a cash collateral stipulation with the Filing Companies' senior lender (filed on April 21, 2003);

(v) Current Report on Form 8-K reporting the filing of the Chapter 11 petitions by the Filing Companies (filed on April 8, 2003);

(vi) Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002 (filed on February 14, 2003);

(vii) Current Report on Form 8-K reporting that Hauser entered into an amendment to its Amended and Restated Credit Agreement, dated December 7, 2001, as amended (the "Amended and Restated Credit Agreement"), with Wells Fargo Bank, N.A., its senior lender ("Wells Fargo"), which, among other things, amended the maturity date of its revolving line of credit to December 31, 2002, and reduced its line of credit from $9.0 million to $8.7 million (filed on December 6, 2002);

(viii) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 (filed on November 14, 2002);

(ix) Schedule 14A relating to Hauser's annual meeting of shareholders held on December 5, 2002 (filed on November 13, 2002);

(x) Current Report on Form 8-K reporting that Hauser entered into an amendment with Wells Fargo which, among other things, amended the maturity date of both the term note and the revolving line of credit existing under its Amended and Restated Credit Agreement (filed on September 17, 2002);

(xi) Current Report on Form 8-K reporting that on August 27, 2002, Hauser's wholly owned subsidiary HTS sold the assets and certain liabilities of its Shuster Laboratories division to STR Acquisition Sub (filed on September 11, 2002);

(xii) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 (filed on August 14, 2002);

(xiii) Current Report on Form 8-K reporting that on August 7, 2002, at the recommendation of Hauser's audit committee, Hauser engaged BDO Seidman, LLP as Hauser's independent public accountants (filed on August 8, 2002);

(xiv) Current Report on Form 8-K reporting that on July 30, 2002, at the recommendation of Hauser's audit committee, the Board of Directors of Hauser determined that it would no longer engage Arthur Andersen LLP as Hauser's independent public accountants (filed on August 6, 2002 and amended by a Form 8-K/A filed on August 8, 2002);

(xv) Current Report on Form 8-K reporting that in April and June 2002, Hauser defaulted under its Amended and Restated Credit Agreement; the Form 8-K also reported that on June 25, 2002, in consideration of a waiver by Wells Fargo of these events of default, Hauser entered into an amendment with Wells Fargo, which, among other things, amended the maturity date of both its term note and its revolving line of credit existing under its Amended and Restated Credit Agreement (filed on July 1, 2002); and

(xvi) Annual Report on Form 10-K for the fiscal year ended March 31, 2002 (filed on June 28, 2002 and amended by Form 10-K/A filed on November 12, 2002).

In addition to its required Exchange Act filings, Hauser also issued press releases to advise investors of other news relating to its business operations, such as quarterly operating results, the hiring of a new Vice President of Business Development and the like. These press releases generally were not filed under cover of Form 8-K unless (as was the case with the Forms 8-K filed on April 8, 2003, September 11, 2002, September 17, 2002 and December 6, 2002) they were deemed by management to report material developments. In accordance with the provisions of the Bankruptcy Code, Hauser is required to file the Trustee's Reports with the United States Trustee on a monthly basis. On May 30, 2003, Hauser filed its Trustee's Report for the month ended April 30, 2003 with the United States Trustee (the "April Trustee's Report"). On June 16, 2003, Hauser filed its Trustee's Report for the month ended May 31, 2003 with the United States Trustee (the "May Trustee's Report"). On June 10, 2003, Hauser filed the April Trustee's Report with the Commission. On June 30, 2003, Hauser filed the May Trustee's Report with the Commission. Hauser intends to continue to file the Trustee's Reports with the Commission within 15 days of filing such reports with the United States Trustee.

C. Hauser Has Continuously Advised the Market of Its Financial Condition.

Hauser has continuously advised the market of its financial condition. The following are a few excerpts of certain disclosures Hauser has previously made in its periodic reports disclosing its financial condition. This is by no means an exhaustive list of Hauser's previous public disclosures regarding its financial condition.

The following disclosure appeared in Hauser's Form 10-K for the fiscal year ended March 31, 2000 (filed on July 14, 2000 and amended by a Form 10K/A filed on July 31, 2000):

> "Since February 28, 1999, the Company has not been in compliance with the financial covenants under the Credit Facility and has not obtained a waiver for these violations. The Company is currently in default under the terms of the Credit Facility and exceeded its borrowing base availability by $1,200,000 at March 31, 2000. As of June 30, 2000, the Company's borrowings under the Credit Facility totaled approximately $24,500,000 and exceeded borrowing base availability by $3,600,000. The Company has been in discussions with the lender regarding a restructure of the Credit Facility. There can be no assurance that the lender will agree to restructure the Credit Facility on terms acceptable to the Company. Due to the Company's covenant violations, the lender can call the Credit Facility at any time, and may pursue other actions available to it, some of which could have a significant negative impact on the Company's ongoing operations. . . . In the event that the Company is unable to successfully negotiate an amendment to the Credit Facility . . . alternative financing would be required. If additional financing is

not available, or the terms of the available financing are not acceptable to the Company, the Company would have to delay planned expenditures and/or cut back on its current level of spending to meet its liquidity needs. There is no assurance that such additional financing will be available when and if needed by the Company. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern."

The following disclosures appeared in Hauser's Form 10-K for the fiscal year ended March 31, 2001 (filed on July 16, 2001):

"The Company has experienced significant losses from operations. The operating losses in fiscal year ended 2001 and the eleven months ended March 2000 resulted primarily from a worldwide oversupply of dietary supplement products."

"In the event that the Company is unable to successfully negotiate a new credit facility, alternative financing would be required. There is no assurance that such alternative financing will be available when and if needed by the Company. If alternative financing is not available, or the terms of the available financing are not acceptable to the Company, the Company would have to delay planned expenditures and/or reduce its level of spending to meet its liquidity needs. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern."

The following disclosures appeared in Hauser's Form 10-K for the fiscal year ended March 31, 2002 (filed on June 28, 2002):

"The Company has experienced significant losses from operations. In fiscal year 2002, a major factor in the operating loss was the $2,884,000 restructuring charge which was recorded, primarily due to costs of contractual severance and facilities consolidation."

"In April and June 2002, the Company defaulted under the Company's Amended and Restated Credit Agreement (the "Amended Credit Facility"), which it entered into with [Wells Fargo] on December 7, 2001. The defaults occurred because the Company failed to make $1.9 million of a $3.0 million payment on April 30, 2002, as required by the term note, and was not in compliance with its cash flow covenant for the quarter ending June 30, 2002. On June 25, 2002, in consideration of a waiver by Wells Fargo of these events of default, the Company amended the terms of the Amended Credit Facility (the "Amendment"). Pursuant to the Amendment, both the term note and the revolving line of credit will mature on August 31, 2002. Specifically, the Amendment extends the maturity date of the term note from June 30, 2002 to August 31, 2002 and amends the maturity date of the revolving line of credit from August 31, 2003 to August 31, 2002. The Company is engaged in discussions, including discussions regarding the sale of Shuster Laboratories, which could result in the Company obtaining funds to pay the outstanding loans to Wells Fargo in August 2002 and permit the Company to obtain a new line of credit to finance operations. There can be no assurance that the requisite funds will be obtained."

The following disclosure appeared in Hauser's Form 10-Q for the quarterly period ended June 30, 2002 (filed on August 14, 2002):

> "In April and June 2002, the Company defaulted under the Amended Credit Facility. The defaults occurred because the Company failed to make $1.9 million of the $3.0 million payment due on April 30, 2002, as required by the term note, and was not in compliance with its cash flow covenant for the quarter ending June 30, 2002. On June 25, 2002, in consideration of a waiver by Wells Fargo of these events of default, the Company entered into the Amendment, pursuant to which, both the term note and the revolving line of credit will mature on August 31, 2002. Specifically, the Amendment extends the maturity date of the term note from June 30, 2002 to August 31, 2002 and amends the maturity date of the revolving line of credit from August 31, 2003 to August 31, 2002. The Company is engaged in discussions, including regarding the sale of Shuster, which could result in the Company obtaining funds to pay the outstanding loans to Wells Fargo in August 2002 and permit the Company to obtain a new line of credit to finance operations. As of June 30, 2002, Shuster is being presented as a discontinued operation, as the Company adopted a plan to sell this division. There can be no assurance that the requisite funds will be obtained. These circumstances raise substantial doubt about the ability of the Company to continue as a going concern."

The following disclosure appeared in Hauser's Form 10-Q for the quarterly period ended September 30, 2002 (filed on November 14, 2002):

> "On October 31, 2002, the Company amended its Amended Credit Facility, extending the maturity to November 30, 2002 and reducing its revolving credit line from $10,000,000 to $9,000,000. The Company is engaged in discussions which could result in the Company obtaining funds to pay the outstanding loans to Wells Fargo when due, and permit the Company to obtain a new line of credit to finance operations. There can be no assurance that the requisite funds will be obtained. If alternative financing is not available to enable the Company to repay Wells Fargo by November 30, 2002, the terms of the alternative financing are not acceptable to the Company, or Wells Fargo will not extend the maturity of its loan, the likelihood of the Company to continue as a going concern would be in question. Arthur Andersen LLP, the former auditors for the Company, issued an opinion in connection with the audit of the fiscal year March 31, 2002, which stated that there is a substantial doubt about the ability of the Company to continue as a going concern."

The following disclosures appeared in Hauser's Form 10-Q for the quarterly period ended December 31, 2002 (filed on February 14, 2003):

> "[The Company] has experienced significant losses from operations. The Company has substantially reduced costs, increased manufacturing efficiencies, consolidated operations, restructured administrative activities and reduced operating assets. However, these actions have not been sufficient to allow Hauser to remain in compliance with the terms of its borrowing arrangements."

"Zuellig Botanicals, Inc., a Delaware corporation and significant stockholder of the Company ("ZBI"), has made a non-binding proposal to acquire the Company's extracts, nutritional, nutraceuticals and vitamins business (the "Business"). In response to this proposal, the Company's Board of Directors established a special committee of independent directors (the "Special Committee") to consider and evaluate the proposal and alternatives in the context of evaluating options available to the Company which would permit the Company to satisfy its cash needs and its obligations to its creditors, including [Wells Fargo], the Company's senior secured lender. The Special Committee engaged a financial advisor and counsel. While no decision has been reached, it is likely that any alternative will involve a voluntary bankruptcy filing under Chapter 11 of the Bankruptcy Code ("Chapter 11").

The Special Committee has been negotiating with ZBI and its representatives, but there can be no assurance that the Company and ZBI will reach agreement. The Special Committee and ZBI have not reached agreement on several of the proposed terms, many of which are material. Further, the terms of any such agreement will require all proceeds from the sale to be used to repay existing indebtedness and payables of the Company. The transaction currently under discussion would require a filing by the Company of a petition under Chapter 11 and a sale to ZBI pursuant to Section 363 thereunder. Even if the Special Committee and ZBI reach agreement, the terms of such transaction would be subject to further discussions and approvals by the Company and ZBI, including the board of directors of each. Neither the Company nor ZBI is under any obligation to execute a definitive agreement with respect to the proposed transaction or to consummate any transaction. If an agreement is executed, it will likely take several months to close. There can be no assurance that any condition to closing will be satisfied or that the Company's creditors (including its lenders) will forbear from exercising their rights, if any, pending such closing or, in the event the Company files a bankruptcy petition, that the court will approve such transaction.

On January 3, 2003, the Company received a letter from Wells Fargo advising the Company that certain events of default had occurred and are continuing under the Company's credit agreement with Wells Fargo, including a payment default. Wells Fargo has informed the Company that it will not waive these events of default. The Company is unable to predict whether Wells Fargo will at any point pursue any or all remedies available to it, including acceleration of the Company's debt. The Company has been unable to secure alternative financing which would permit the Company to satisfy its obligations to Wells Fargo. If Wells Fargo is not willing to defer collection of the past due amounts, Hauser may be forced to seek bankruptcy protection. Similarly, a significant amount of the Company's trade payables are past due. If a trade creditor commences an action to place Hauser in bankruptcy, the Company may seek bankruptcy protection on a voluntary basis. Given these circumstances, Hauser's ability to continue as a going concern is in question. Arthur Andersen LLP, the former auditors for the Company, issued an opinion in connection with the audit of the fiscal year March 31, 2002, which stated that there is a substantial doubt about the ability of the Company to continue as a going concern."

In addition to the disclosures referenced above, on April 17, 2003, Hauser publicly announced that the Bankruptcy Court had approved a cash collateral stipulation with Wells Fargo. On April 21, 2003, Hauser filed a Form 8-K with the Commission reporting the approval of the cash collateral stipulation.

D. There Is Minimal Trading in Hauser's Securities.

The Release provides that, in "determining whether the modification of the [Exchange Act] reporting requirements with respect to a particular issuer would be consistent with the protection of investors the Commission will consider the nature and extent of the trading in the securities of the issuer." In addition, the Staff Bulletin notes that the Staff will review "the nature and extent of trading in the issuer's securities" when considering the issuers request for modified reporting.

The Common Stock was delisted from The Nasdaq Stock Market on November 1, 2000 and is currently traded over-the-counter with quotations on The Nasdaq OTC Bulletin Board. As of July 7, 2003, Hauser had 6,436,891 shares of Common Stock outstanding and its Common Stock was held of record by 540 persons. As mentioned above, Hauser filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code on April 1, 2003, and since that time, trading in Hauser's Common Stock has continued to be minimal, with only 238,900 of its 6,436,891 outstanding shares of Common Stock being traded during the period from April 1, 2003 through July 7, 2003. As shown below, trading in Hauser's Common Stock, both during the three-month period preceding the bankruptcy filing and the period subsequent to the bankruptcy filing, has been very minimal. In March 2003, February 2003 and January 2003 the total trading volume was 77,000 shares, 54,200 shares and 44,900 shares, respectively. During the period from April 4, 2003 through July 7, 2003, only 213,800 shares traded. Attached for your reference on Exhibit A is a detailed breakdown of the daily trading volume of the Common Stock for the three months prior to, and the period subsequent to, the bankruptcy filing.

E. Continued Compliance Would Cause an Undue Hardship on Hauser and Its Limited Resources.

Hauser believes that continued compliance with the reporting requirements of the Exchange Act would cause an undue hardship on Hauser's extremely limited financial and human resources. Over the past fifteen months, Hauser has severely curtailed its operations. As part of its reorganization process, Hauser sold the Hauser Laboratories division and Shuster Laboratories division of its wholly owned subsidiary HTS. Hauser recently shut down the operations of its wholly owned subsidiary ZetaPharm. Additionally, Hauser is currently in the process of seeking a buyer for the Contract Research Organization division ("CRO") of HTS.

In conjunction with this curtailing of operations, Hauser has reduced its employees from 235 as of January 24, 2002 to 98 as of May 5, 2003, a 58.3% decrease. During the same period, Hauser reduced its corporate employees from 14 as of January 24, 2002 to 11 as of May 5, 2003, a 21.4% decrease. In its reduction, Hauser has been unable to retain certain of its key employees, including its controller, who Hauser estimates spent approximately 180 hours during fiscal 2003[1] preparing Exchange Act

1 This estimate does not include the hours that this person would have spent preparing Hauser's Form 10-K for fiscal 2003, which is required to be filed with the Commission no later than June 30, 2003. Hauser estimates that this person would have spent an additional 150 to 200 hours preparing the Form 10-K for fiscal 2003. Since the departure of Hauser's former controller, Hauser has hired a new controller. Hauser believes that its new controller

reports. As a result, the 11 remaining corporate employees have had to assume substantial additional responsibilities. In addition to handling the financial, administrative and accounting services for Hauser and its subsidiaries, these corporate employees now have to devote substantially all of their time to administering the Chapter 11 cases, including preparing monthly cash flows, income statements and other financial information required for the monthly Trustee's Reports, preparing budgets for Hauser's cash collateral lender, analyzing accounts payable and accounts receivable, compiling reports for Hauser's creditors, restructuring Hauser's corporate operations, locating a suitable purchaser for the CRO division and formulating and preparing a plan of reorganization. Additionally, Hauser's corporate employees must also concern themselves with various activities relating to the continuing conduct of Hauser's remaining businesses. Having to continue to prepare the reports required under the Exchange Act will require the investment of time and resources that Hauser's limited accounting and financial reporting staff of four employees[2] simply does not have. Furthermore, if Hauser is required to continue filing its Exchange Act reports, Hauser will be forced to utilize its outside accounting and legal advisors which would impose a further cash burden on Hauser. By way of example, in preparation of Hauser's Form 10-Q for the quarterly period ended December 31, 2002, Hauser was unable to complete the Form 10-Q with its internal resources and was forced to retain an independent consultant to assist in the preparation. The retention of this consultant cost Hauser $21,000. Additionally, Hauser was forced to rely heavily on its outside counsel and its auditors to assist in the preparation of the Form 10-Q which cost Hauser an additional $25,000. Further, Hauser's former controller agreed to provide one-time assistance to Hauser in the preparation of the Form 10-Q without compensation. This person will not continue to provide such assistance to Hauser in the future.

In addition to the hardship on Hauser's limited resources posed by the prospect of full compliance with the reporting requirements of the Exchange Act, Hauser would incur substantial expense in retaining outside legal and accounting advisors to assist in the preparation of its Form 10-K and Form 10-Qs. In the year preceding Hauser's Chapter 11 filing, Hauser spent an estimated $200,000 in outside legal and accounting fees in order to prepare its Exchange Act reports. Hauser anticipates that it will be required to spend an estimated $50,000 in legal fees and $55,000 in audit fees in order to conduct an audit of its fiscal year ended March 31, 2003 and prepare its fiscal 2003 Form 10-K. The retention of legal and accounting advisors to assist in this process would require the approval of the Bankruptcy Court. Obtaining this approval may be difficult because it is not clear at this time whether the expenditure of funds in terms of professional fees and costs would provide a benefit to Hauser's creditors.

Hauser's available cash is limited and, during the reorganization process, such cash will be needed to pay secured creditors and meet administrative expenses, including, but not limited to, ordinary course of business expenses and payments to other outside professionals, including Hauser's bankruptcy attorneys and financial advisors. Any reduction in Hauser's Exchange Act reporting expenditures would directly benefit Hauser's creditors.

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would be required to spend substantially more than 200 hours preparing the Form 10-K given that this person is a new employee of Hauser.

[2] Only four of Hauser's 11 corporate employees provide accounting and financial reporting assistance.

For all of the above reasons, Hauser submits that the costs, monetary and otherwise, of fully complying with the reporting requirements of the Exchange Act would cause an undue hardship given its current situation.

F. Modified Reporting Procedures Will Adequately Protect Shareholders.

Shareholders will not obtain any significant benefits from continued imposition of the periodic disclosure requirements of the Exchange Act. Hauser has kept its shareholders informed of material developments through timely filings of its Exchange Act documents and periodic press releases. The filing of its bankruptcy petition was promptly disclosed in a press release on April 1, 2003 and in a report filed on Form 8-K on April 8, 2003. Hauser's Form 10-K for its fiscal year ended March 31, 2002 and its Form 10-Qs for the first three quarters of fiscal 2003 clearly disclosed the status of Hauser's compliance, or default, as the case may be, with its senior credit facility, its ongoing negotiations with its senior lender, its expected cash needs and shortfalls, that Hauser's ability to continue as a going concern is in question and that Hauser may seek bankruptcy protection on a voluntary basis.

The Trustee's Reports, if filed with the Commission as proposed herein, would provide relevant information to shareholders regarding Hauser's business prospects and overall financial condition. The Trustee's Reports contain, among other things, a profit and loss statement detailing Hauser's revenues, expenses and net profit or loss for the month, a detailed listing of Hauser's cash receipts and cash disbursements, a schedule setting forth the aging of Hauser's accounts payable and receivable, information with respect to payments made by Hauser to its secured creditors during the month, a schedule of Hauser's tax liabilities and insurance and a narrative description of significant events occurring in the bankruptcy cases. Although the Trustee's Reports will be in a different format from the presentation required by the Exchange Act forms, and the information provided in the Trustee's Reports will differ somewhat from that provided in the Form 10-Ks and Form 10-Qs, Hauser believes that the information in the Trustee's Reports will provide interested parties with substantially all of the financial and other data that is important to them. The Trustee's Reports will be filed with the Commission more frequently than is required by the Exchange Act for Forms 10-K and 10-Q, and will contain information not normally contained in those Forms, which information is specifically designed to inform creditors of certain details of Hauser's operation in bankruptcy relevant to them. Additionally, the proposed modified reporting procedures could be performed at a lower incremental cost, both in terms of the time required of Hauser's remaining employees and the limited financial resources of Hauser, since the Trustee's Reports are already being prepared and filed with the United States Trustee.

In accordance with the provisions of the Bankruptcy Code, Hauser is required to file the Trustee's Reports with the United States Trustee on a monthly basis. On May 30, 2003, Hauser filed the April Trustee's Report with the United States Trustee. On June 10, 2003, Hauser filed the April Trustee's Report with the Commission. On June 16, 2003, Hauser filed the May Trustee's Report with the United States Trustee. On June 30, 2003, Hauser filed the May Trustee's Report with the Commission. Hauser will continue to file with the Commission under cover of Form 8-K copies of each Trustee's Report within 15 calendar days following the date on which the said report is filed with the United States Trustee. As mentioned above, however, Hauser requested, by letter dated May 6, 2003, a continuing hardship exemption from EDGAR filings pursuant to Rule 202 of Regulation S-T. On May

15, 2003, the Commission granted Hauser's request for a continuing hardship exemption. Therefore, Hauser will file the Form 8-K's reporting the filing of each Trustee's Report via the EDGAR system but will file the actual Trustee's Reports manually with the Commission.

G. There Is No Assurance that Hauser Will Complete a Reorganization.

Currently, Hauser anticipates selling the CRO division of HTS and reorganizing its remaining businesses. There is no assurance, however, that Hauser and the other Filing Companies will be able to successfully complete a reorganization. The ability of Hauser and the other Filing Companies to successfully reorganize is contingent upon various factors, including, without limitation, retention of Hauser's and the other Filing Companies' remaining employees, maintaining relationships with Hauser's and the other Filing Companies' vendors, obtaining financing, selling CRO, increasing revenues and decreasing expenses. If Hauser and the other Filing Companies cannot implement a successful reorganization plan, Hauser believes that its businesses will likely deteriorate and could require Hauser to pursue a plan of liquidation. Even with a successful reorganization, Hauser believes that it is highly speculative that such a reorganization will result in any return to Hauser's shareholders. If Hauser is forced to pursue a plan of liquidation, however, Hauser does not currently believe that a liquidation of its assets will result in any return to its shareholders.

H. The Timing of the Issuer's Request for Modified Reporting.

The Release, the Staff Bulletin and the related no-action correspondence states that an issuer should submit its request promptly after it has entered bankruptcy. Further, the Staff Bulletin and related no-action correspondence states that a request is submitted promptly if it is filed before the date the issuer's first periodic report is due following the issuer's filing for bankruptcy.[3] Hauser's request for relief was filed on May 6, 2003, well in advance of its next required filing, an Annual Report on Form 10-K which was required to be filed on June 30, 2003.

IV. REQUEST FOR RELIEF

Hauser proposes to file with the Commission under cover of Form 8-K copies of each Trustee's Report within 15 calendar days following the date on which the said report is filed with the United States Trustee. Hauser will also promptly file reports on Form 8-K to disclose any material events related to its bankruptcy case and its reorganization efforts. This modified reporting procedure would replace the periodic reports required under the Exchange Act until the reorganization or liquidation of Hauser is complete.

Hauser believes that the proposed modified reporting procedure will best serve the interests of all of its shareholders. Accordingly, we respectfully request that the Staff provide us with written assurance that it will not recommend any enforcement action to the Commission against Hauser if the modified reporting procedure set forth above is implemented.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If for any reason you do not concur with our conclusions, we would appreciate the

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3 *See* Focus Surgery, Inc. (October 3, 1996).

opportunity to confer with the members of the Staff by telephone prior to any written response to this letter, or if we may otherwise be of assistance, please telephone the undersigned or Robert T. Langdon at (212) 728-8000.

Very truly yours,



Steven J. Gartner

Enclosures